

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 25, 2017

<u>Via E-mail</u>
Winnie Wong
Chief Financial Officer
Alianza Minerals Ltd.
Suite 410-325 Howe Street
Vancouver, British Columbia
Canada V6C1Z7

> **Re: Alianza Minerals Ltd.**
> **Form 20-F for Fiscal Year Ended September 30, 2016**
> **Filed January 31, 2017**
> **File No. 000-55193**

Dear Ms. Wong:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining